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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2004
Commission File Number: 001-31472

CHC Helicopter Corporation
(Translation of registrant's name into English)

Hangar No. 1
St. John's Airport
P.O. Box 5188, St. John's NL
Canada
A1C 5V5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE
CHC Helicopter Corporation Files Registration Statement

Monday, July 26, 2004, St. John's, Newfoundland, Canada: CHC Helicopter Corporation (TSX: FLY.A and FLY.B; NYSE: FLI) announced today that a registration statement related to its 7 3/8% Senior Subordinated Notes due 2014 was declared effective by the U.S. Securities and Exchange Commission.
CHC Helicopter Corporation T 709.570.0700 F 709.570.0506 www.chc.ca
The registration statement relates to an offer to exchange U.S.$250,000,000 aggregate principal amount of 7 3/8% Senior Subordinated Notes due 2014 issued by CHC Helicopter Corporation that have been registered under the Securities Act of 1933 for a like principal amount of CHC Helicopter Corporation's outstanding unregistered 7 3/8% Senior Subordinated Notes due 2014. The outstanding 7 3/8% Senior Subordinated Notes due 2014 were originally issued on April 27, 2004 in a private offering.

You may request copies of the related prospectuses from:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7 East New York, NY 10286 Attn.: Mr. Bernard Arsenec Phone: (212) 815-5098

This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.
For further information please contact:
	Derrick Sturge, Vice-President, Finance & Corporate Secretary 709-570-0713	Chris Flanagan Director of Communications 709-570-0749

PRESS RELEASE
If you wish to be added to, or removed from, the Company's distribution list, please contact communications@stjohns.chc.ca.

CHC Helicopter Corporation T 709.570.0700 F 709.570.0506 www.chc.ca

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC HELICOPTER CORPORATION
Dated: July 27, 2004	By:	/s/ Jo Mark Zurel
		Name:	Jo Mark Zurel
		Title:	Senior Vice-President and Chief Financial Officer

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SIGNATURES